Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

File No. 333-256167

July 12, 2021

Free Writing Prospectus

Pyxis Tankers Inc. Investor Presentation

This free writing prospectus relates to the public offering (the “Offering”) of 7.75% Series A Cumulative Convertible Preferred Shares of Pyxis Tankers Inc. (the “Company”), which are being registered pursuant to a Registration Statement on Form F-3 (File No. 333-256167) (the “Registration Statement”). This free writing prospectus should be read together with the preliminary prospectus dated July 12, 2021 included in the Registration Statement, relating to the Offering, including the documents incorporated by reference therein, which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1640043/000149315221016595/form424b5.htm

Before you invest, you should read the preliminary prospectus in the Registration Statement and other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) for more complete information about the Company and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the preliminary prospectus related to this Offering may be obtained from ThinkEquity, a division of Fordham Financial Management Inc., at 17 State Street, 22nd Floor, New York, New York 10004, by calling (877) 436-3673 or by emailing prospectus@think-equity.com. The final terms of the Offering will be disclosed in a final prospectus to be filed with the SEC.

PYXIS TANKERS

COMPANY PRESENTATION

July 2021



DISCLAIMER & FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 applicable securities laws. The words "expected", "estimated", "scheduled", "could", "should", "anticipated", "long-term", "opportunities", "potential", "continue", "likely", "may", "will", "positioned", "possible", "believe", "expand" and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. ("we", "our" or "Pyxis") at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2020 which was filed on April 12, 2021 with the Securities and Exchange Commission (the "SEC") and our other filings with the SEC. The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with U.S. federal securities laws and other applicable securities laws.

This presentation and any oral statements made in connection with it are for informational purposes only and do not constitute an offer to buy or sell our securities. For more complete information about us, you should read the information in this presentation together with our filings with the SEC, which may be accessed at the SEC's website (http://www.sec.gov).

SERIES A CONVERTIBLE PREFERRED SHARES SUMMARY

PXS PYXIS TANKERS

Securities Offered:	Follow-on offering of 7.75% Series A Convertible Preferred Shares ("Series A Preferred Shares")
Dividend Rate:	7.75% per annum on the $25.00 per share liquidation preference (equivalent to $1.9375 per annum per share) (Equal to 7.94% based on the last trade price of $24.40 on July 9, 2021)
Dividend Payment Date:	Payable monthly in arrears, no later than 20 days following the end of each calendar month, when and if declared by the board of directors.
Liquidation Preference:	$25.00 per Series A Preferred Share, plus accrued and unpaid dividends.
Conversion Price:	$1.40 per common share at anytime at the holder's option (17.86 common shares per Series A Preferred Share).
Auto Conversion upon Market Trigger:	At the Company's option, if the common share price equals or exceeds $2.38 (170% of Conversion Price) for at least 20 out of 30 consecutive trading days, the Series A Preferred stock can be automatically converted.
Call Feature:	Beginning on October 13, 2023, the Company may redeem the Series A Preferred Shares, in whole or in part, at its option at a price of $25.00 per share, plus an amount equal to all accrued and unpaid dividends.
Voting Rights:	Non-voting, except as required by law. If the Company fails to make a cash dividend payment with respect to eighteen (18) or more consecutive or non-consecutive monthly dividends, the holders of the Series A Preferred Shares will be entitled to vote for the election of one additional director.
Change of Control:	Upon a change of control that has been pre-approved by the Company's board of directors, the investor may, at its option, (i) demand that the Company redeem the Series A Preferred Shares at a price of (a) $26.63 per Series A Preferred Share until October 13, 2021, (b) $25.81 per Series A Preferred Share from October 13, 2021 until October 13, 2022, and (c) $25.00 after October 13, 2022, or (ii) continue to hold the Series A Preferred Shares.
Nasdaq Symbol:	PXSAP

COMPANY OVERVIEW

INTERNATIONAL PURE PLAY PRODUCT TANKER COMPANY

PXS PYXIS TANKERS

Growth Oriented with Attractive, Modern Fleet	▶ Focus on modern medium range ("MR") product tankers with "eco" features ▶ Modern tanker fleet of five IMO-certified vessels - weighted average age of 9.1 years ▶ Management pursuing a sale or other long-term strategy relating to small tankers ▶ 2013 built MR acquisition expected to join fleet in mid -July 2021
Reputable Customer Base & Diversified Chartering Strategy	▶ Long-standing relationships with first-class customers worldwide ▶ 37% of available days in Q3 2021 were booked for our MR's at average rate of $13.0K/day ▶ Positioned to capitalize when charter rates improve, with two tankers contracted under time charter and three under spot voyages. ▶ 21% of our fleet's remaining available days in 2021 contracted, exclusive of charterers' options
Competitive Cost Structure & Good Capitalization	▶ Disciplined, substantially fixed cost structure creates opportunity for greater earnings power when rates improve ▶ Competitive daily total operational costs to peer group ▶ Improved capitalization and liquidity with long-lived debt
Experienced, Incentivized Management & Prominent Board	▶ Strong mgmt. team with ~100 years of combined industry and capital markets experience ▶ Founder/CEO has proven track record and is a major shareholder ▶ Board members consist of respected industry figures with significant experience
Favorable Industry Fundamentals Create Attractive Entry Point	▶ Expected slowdown in net supply growth in 2021-22 of ~2%/yr ▶ Relatively low and declining MR2 orderbook stands at ~6.3%* ▶ Increased scrapping expected – 6.9%* of worldwide MR2 fleet 20 years old or more ▶ Potential global economic recovery from Covid-19 vaccinations could lead to sustainable period of better charter rates starting Fall 2021

** Source: Drewry, March 2021*

FLEET & EMPLOYMENT OVERVIEW

POSITIONED FOR UPSIDE OPPORTUNITIES

Our mixed chartering strategy provides **upside opportunities** through spot trading when rates improve and **stable, visible cash flows** from time charters

Fleet Details

						Current Charter	
Vessel	**Shipyard**	**Vessel Type**	**Carrying Capacity (dwt)**	**Year Built**	**Type of Charter**	**Charter rate (1)**	**Earliest Redelivery Date**
Pyxis Epsilon	SPP / S.Korea	MR	50,295	2015	Spot	n/a	n/a
Pyxis Theta (2,3)	SPP / S.Korea	MR	51,795	2013	Time	$13,250	January 2022
Pyxis Malou	SPP / S.Korea	MR	50,667	2009	Time	$12,000	July 2021
Northsea Alpha (4)	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta (4)	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			Total 170,019	**Avg. Age 9.8 Years**			

21% of the remaining days of 2021 are covered, exclusive of charters' options

Fleet Employment Overview



Vessel
2021
2022
July
Aug
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
June
Pyxis Epsilon
Pyxis Theta
Pyxis Malou
Northsea Alpha
Northsea Beta
Fixed Employment
Charterers Optional Period
Spot Employment
Open Days
Drydocking / BWTS Days

(1) These tables are as of July 8, 2021 and show gross rates and do not reflect commissions payable.
(2) Pyxis Theta is scheduled to have her intermediate survey during the third quarter of 2021 with expected off-hire of 5 days and estimated cost of $0.1 million.
(3) Pyxis Theta is fixed on a time charter for 6 months, minus 15 or plus 15 days at $13,250 per day with charterer's option of additional 6 months minus 15 or plus 15 days at $15,000 per day
(4) Management is pursuing sale or other long-term strategy for small tankers.

STRONG RELATIONSHIPS

QUALITY VESSELS & OPERATIONS → BLUE CHIP CUSTOMERS → COMPETITIVE LENDING TERMS

PXS PYXIS TANKERS

SHIPYARDS	CUSTOMERS	SENIOR LENDERS
SPP	CLEARLAKE SHIPPING, Shell	ALPHA BANK
HYUNDAI HEAVY INDUSTRIES CO.,LTD.	equinor, KOCH	Amsterdam Trade Bank Member of Alfa-Bank Group
JMU	TRAFIGURA, TOTAL COMMITTED TO BETTER ENERGY	VISTA BANK
Yangzijiang Shipbuilding (Holdings) Ltd.	REPSOL, GLENCORE	
	bp, SK	
	VALERO, Greenergy	

SENIOR MANAGEMENT

DECADES OF EXPERIENCE

PXS PYXIS TANKERS

Valentios "Eddie" Valentis Chairman & CEO	▶ 25+ years of experience in owning, operating and managing within various shipping sectors, including product, dry bulk, chemical, as well as salvage and towage ▶ Founder of Pyxis in 2015 and Pyxis Maritime Corp. in 2007 ▶ For the last 19 years, Managing Director & Principal of KONKAR SHIPPING AGENCIES S.A., an Athens-based dry bulk owner-operator established in 1968
Henry Williams CFO & Treasurer	▶ Joined Pyxis affiliates in 2015; 40+ years of commercial, investment and merchant banking experience ▶ Previous investment banking positions include Nordea Markets (Oslo & NY)–Global Sector Head- Shipping, and Oppenheimer (NY) – Head of Energy & Transportation
Konstantinos "Kostas" Lytras COO & Corporate Secretary	▶ Joined Pyxis affiliates in 2008; 25+ years of experience in the shipping industry ▶ Co-founder of Navbulk Shipping S.A., a start-up dry bulk company ▶ 5 years as Financial Director of Neptune Lines, a car carrier company ▶ 16 years in various financial and operational positions for other ship owning and services companies

PYXIS ORGANIZATIONAL STRUCTURE

LEAN, EFFICIENT, SCALABLE ORGANIZATIONAL STRUCTURE

Quality, Cost Effective Ship Management

- Streamlined structure minimizes costs and allows management to focus on creating long term shareholder value
- Very competitive technical and commercial ship management fees @ ~ $760/day/vessel provide safe and efficient operating results compared to peers


PYXIS MARITIME
Administrative, Commercial & Ship Management Services (1)
Administrative, Commercial & Ship Management Fees
PXS PYXIS TANKERS
Technical Management (2)
ITM
INTERNATIONAL TANKER MANAGEMENT

(1) *As an affiliate, provides the commercial management for the fleet and supervises the crewing and technical management performed by ITM for all our vessels*

(2) *Provides technical management for all our vessels. ITM is a third party vessel manager, part of the V.Group, the largest 3rd party ship management provider in the world.*

COMPANY STRATEGY

FOCUS ON QUALITY, GROWTH, SERVICE & FINANCIAL FLEXIBILITY

PYXIS TANKERS

Grow the Fleet Opportunistically	▶ Focus on acquisition of IMO II and III MR2 class eco-efficient product tankers of 10 years of age or less built in Tier 1 Asian shipyards ▶ Prudently grow company size as soon as practical
Focus on the Needs of our Customers	▶ Meet charterers' preference for modern and eco tankers, which offer more operating reliability and efficiency ▶ Continue high standards ensuring high level of safety, customer service and support ▶ Maintain solid margins and ship level financial discipline within Pyxis
Utilize Portfolio Approach to Commercial Management	▶ Employ mixed chartering strategy between time and spot ▶ Maintain optionality – spot exposure offers upside during periods of market strength ▶ Diversify charters by customer and staggered duration
Maintain Financial Flexibility & Support ESG Standards	▶ Expand fleet by targeting balanced capital structure of debt and equity ▶ Maintain commercial lending and expand capital markets relationships ▶ Address Environmental, Social and Governance (ESG) standards throughout the organization

SUPPORT GOOD ENVIRONMENTAL, SOCIAL & GOVERNANCE STANDARDS

PXS PYXIS TANKERS

ENVIRONMENTAL	▸ Focus on eco-efficient, modern MR tankers, resulting in improved fuel consumption and lower greenhouse gas emissions ▸ Clear strategy to comply with new and existing IMO regulations, including: • Retrofitting MR fleet with Ballast Water Treatment Systems (BWTS) for compliance with USCG / G8 guidelines • Consuming IMO2020 compliant fuel only by avoiding installation of exhaust gas cleaning systems ▸ Recording of hazardous material(s) inventory to comply with EU regulations ▸ Monitor and, as required, report vessel CO_2 emissions ▸ Maintain operational excellence to ensure continued compliance with all relevant regulatory environmental standards – no history of environmental claims
SOCIAL	▸ Outsourcing of crewing and technical management to ITM, part of the world's largest vessel management group, which is committed to maintaining the highest standards in health and safety by ongoing training and development of its staff and vessel crews
GOVERNANCE	▸ Regular election process for our staggered Board of Directors ▸ Independent Board members chair various oversight committees ▸ Comprehensive whistleblower and insider trading policies ▸ Full compliance with all applicable corporate governance NASDAQ and SEC requirements ▸ Experienced CEO is council member of INTERTANKO ▸ Best-in-class advisors and auditors – Seward & Kissel (legal), EY (audit) and Grant Thornton (SOX)

PXS PYXIS TANKERS

Recent Operational Highlights & Financings

Major Financial Improvement Helps Position for Upside

- Concluded attractive loan refinancing's of two MR's with new bank and raised $30M in equity offerings to strengthen balance sheet, enhance liquidity, lengthen average debt maturities, reduce interest costs, improve share float and fund potential vessel acquisition(s).
- Maritime Investors Corp., owned by Mr. Valentis, recently converted $1M of principal outstanding under a Promissory Note into 1,091,062 restricted common shares, $1M of principal was repaid and the interest rate on the remaining $3M was reduced to 7.5% p.a. and is payable in cash on a quarterly basis. The Promissory Note matures on April 1, 2023.
- We expect to close on the acquisition of a 46,652 dwt. 2013 South Korean built MR in mid-July 2021.
- In connection with the acquisition, we signed a loan agreement with Vista Bank (Romania) S.A. to provide a $13.5 million secured loan at Libor plus 4.8% which is repayable over seven years.
- We believe our current fleet is positioned to capitalize when spot and time charter rates improve. As of July 8, 2021, we had two tankers contracted under time charter and three under spot voyages, with 21% of our fleet's remaining available days in 2021 contracted, exclusive of charterers' options.

PXS
PYXIS TANKERS

Short-term challenges but positive longer-term sector fundamentals

- Depressed spot charter rates have continued, but period market slightly better.
- Effects from Covid-19 continue to lengthen return of demand for transportation fuels, but expanding vaccine distribution should help create interesting recovery story for the sector.
- Longer-term demand fundamentals should improve with global economic rebound (IMF - 6% GDP growth returns in 2021 with 4.4% in 2022) combined with normalized refined products inventory levels.
- MR2 tanker orderbook still historically low and declining; scrapping starting to increase; net supply growth of ~2%/yr. in 2021-22.
- While second-hand MR2's prices have increased 7%+ since January, still attractive values in light of potential better chartering environment starting later this year.

UNAUDITED FINANCIAL HIGHLIGHTS

THREE MONTHS ENDED MARCH 31, 2020 & 2021

PXS PYXIS TANKERS

Lower TCE Revenues due to Poor Chartering Environment in Q1 2021

	Three Months ended March 31, 2020*	Three Months ended March 31, 2021
Revenues, net ($000s)	$6,635	$5,242
Voyage related costs & commissions	(1,682)	(961)
Time charter equivalent revenues **	**$4,953**	**$4,281**
Time / spot charter revenue mix	55% / 45%	66% / 34%
Total operating days	416	394
Daily time charter equivalent rate	$11,917	$10,865
Fleet Utilization [1]	91.4%	87.6%

* Pyxis Delta, 2006 built MR, was sold on January 13, 2020, and has been excluded from the calculations for the three months ended March 31, 2020 (the vessel had been under TC employment for approximately 2 days in January when it was re-delivered from charterers in order to be sold).

***Subject to rounding; Please see Exhibit I –Definitions*

UNAUDITED INCOME STATEMENT

THREE MONTHS ENDED MARCH 31, 2020 & 2021

PXS PYXIS TANKERS

Lower TCE Revenues & Loss from Loan Refi Impacted Q1 2021 Bottom Line

	Three Months ended March 31, 2020	2021
In '000 USD except per share data		
Revenues, net	**$6,635**	**$5,242**
Expenses:		
Voyage related costs and commissions	(1,682)	(961)
Vessel operating expenses	(2,728)	(2,508)
General and administrative expenses	(564)	(642)
Management fees, related parties	(181)	(149)
Management fees, other	(238)	(194)
Amortization of special survey costs	(49)	(101)
Depreciation	(1,095)	(1,091)
Gain from the sale of vessel, net	7	-
Operating income / (loss)	**105**	**(404)**
Other expenses:		
Gain from financial derivative instrument	3	-
Loss from debt extinguishment	-	(458)
Interest and finance costs, net	(1,318)	(1,141)
Net loss	**($1,210)**	**($2,003)**
Dividend Series A Convertible Preferred Stock	-	(85)
Net loss attributable to commons shareholders	**($1,210)**	**($2,088)**
Loss per share (basic & diluted)	**($0.06)**	**($0.07)**
Adjusted EBITDA*	**$1,242**	**$788**

* Please see Exhibit II – Non-GAAP Measures

RECENT DAILY FLEET DATA

THREE MONTHS ENDED MARCH 31, 2020 & 2021

PYXIS TANKERS

Tough Chartering Environment, but Overall Opex Remained Stable & Consistent in Q1 2021

(amounts in $, except Utilization %)		Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Eco-Efficient MR2: (2 of our vessels)			
Average	TCE *	15,676	13,679
	Opex *	5,915	6,324
	Utilization %	97.3%	100.0%
Eco-Modified MR2: (1 of our vessels)			
	TCE	14,875	10,856
	Opex	6,664	6,660
	Utilization %	100.0%	100.0%
Small Tankers: (2 of our vessels)			
Average	TCE	5,603	6,785
	Opex	4,962	4,278
	Utilization %	81.3%	68.9%
Fleet: (5 of our vessels) **			
	TCE	11,917	10,865
	Opex	5,683	5,573
	Utilization %	91.4%	87.6%

** Please see Exhibit I – Definitions*

*** Pyxis Delta, a standard MR, was sold on January 13, 2020 and has been excluded from the calculations for the period ended March 31, 2020*

CAPITALIZATION AT MARCH 31, 2021

PXS
PYXIS TANKERS

Improving Leverage & Interest Costs; Next Loan Maturity Feb. 2023

All figures are expressed in USD thousands except common shares outstanding		March 31, 2021	
		Actual	As Adjusted*
Long-term debt (current and non-current)		45,878	44,718
Promissory Note		5,000	3,000
Total long-term debt	$	**50,878**	**47,718**
Common Stock		37	38
7.75% Series A Preferred Stock		-	-
Additional paid-in capital		103,079	104,133
Accumulated deficit		(52,240)	(52,331)
Total stockholders' equity	$	**50,876**	**51,840**
Total capitalization	$	**101,754**	**99,558**
Common Stock Outstanding		**37,177,965**	**38,316,854**

- Weighted average interest rate of total debt for the three months ended March 31, 2021 was 7.3%; The refinancing of the Eighthone Loan (Pyxis Epsilon) reduced our interest rate to ~ 4.4% currently.
- As Adjusted reflects: a) scheduled loan principal repayments to Alpha Bank of $300,000 in each of April and June 2021, b) promissory note repayment of $1,000,000 and conversion of $1,000,000 into 1,091,062 restricted PXS shares, c) issuance of 47,827 restricted PXS shares to settle $55,479 interest payment on promissory note, d) monthly cash dividend payments of $0.1615 per share on the outstanding Series A Preferred Shares from April through July 2021 and e) scheduled loan principal repayment of $560,000 in aggregate to Amsterdam Trade Bank, N.V. of May 27, 2021
- Drawdown of new $13.5 million Vista Bank loan for Vessel acquisition is not reflected above. Additionally, long-term debt net of deferred financing fees of $552,000.

MANAGEMENT INCENTIVIZED TO ACHIEVE PRUDENT GROWTH

PXS
PYXIS TANKERS

FOUNDER/CEO'S SUBSTANTIAL SHAREHOLDINGS

- The shareholder base as of July 8, 2021:

Public Float	19,440,407 (50.7% of outstanding)
Maritime Investors Corp. ("MIC")	18,688,919 (48.8%)
Other Management	187,528 (0.5%)
Total Common Shares Outstanding	**38,316,854 (100%)**

- Our Founder/CEO's substantial shareholdings through MIC and interests are aligned with our shareholders.
  - MIC recently converted $1,000,000 of principal outstanding under an unsecured Promissory Note into 1,091,062 restricted common shares, $1,000,000 of principal was repaid and the interest rate on the remaining $3,000,000 was reduced to 7.5% per annum and is payable in cash on a quarterly basis. The Promissory Note matures on April 1, 2023.

MANAGEMENT INCENTIVIZED TO ACHIEVE PRUDENT GROWTH – Continued

PYXIS TANKERS

FOUNDER/CEO'S SUBSTANTIAL SHAREHOLDINGS

- Other Securities Outstanding:
  - 141,186 Series A Convertible Preferred Shares traded on Nasdaq: PXSAP (convertible at $1.40 per common share, traded on Nasdaq – PXS, at anytime at the holder's option into 2,521,582 Common Shares).
  - 1,590,540 common stock purchase warrants with an exercise price of $1.40 per share.
  - 444,571 Underwriter's common stock purchase warrants with a weighted average strike price of $2.16 per share.
  - 2,000 Underwriter's PXSPA purchase warrants with a strike price of $24.92 (convertible into 35,720 PXS shares).

INVESTMENT HIGHLIGHTS

POSITIONED FOR POTENTIAL RECOVERY PLAY

PYXIS TANKERS

- Growth Oriented with Attractive, Modern Eco Fleet
- Reputable Customer Base & Mixed Chartering Strategy
- Competitive Cost Structure & Good Capitalization
- Experienced, Incentivized Management & Commitment to Good ESG Standards
- Favorable Long Term Industry Fundamentals Create Attractive Entry Point with Upside

PYXIS TANKERS

DEFINITIONS

EXHIBIT I

EXHIBIT I | DEFINITIONS

PXS PYXIS TANKERS

Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as, vessel impairment charges, gain from debt extinguishment, gain /(loss) on sale of vessel and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. EBITDA and Adjusted EBITDA are presented as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore, unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA do not reflect cash requirements for capital expenditures or debt service, nor changes in working capital.

Daily time charter equivalent ("TCE") rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing revenues, net after deducting voyage related costs and commissions by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses ("Opex") per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We define total daily operational costs as vessel Opex, technical and commercial management fees plus allocable general and administrative expenses, applied on a daily basis, typically in comparison of our eco-efficient and eco-modified MR's. These costs can vary period to period by fleet composition, vessel delivery, operating structure, management organization and dry-dockings.

We calculate fleet utilization ("Utilization") by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.

(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Reconciliation of Net loss to Adjusted EBITDA		
Net loss	$ (1,210)	$ (2,003)
Depreciation	1,095	1,091
Amortization of special survey costs	49	101
Interest and finance costs, net	1,318	1,141
EBITDA	**$ 1,252**	**$ 330**
Loss from debt extinguishment	-	458
Gain from financial derivative instrument	(3)	-
Gain from the sale of vessel, net	(7)	-
Adjusted EBITDA	**$ 1,242**	**$ 788**

CONTACT

Pyxis Tankers Inc.
K. Karamanli 59
Maroussi 15125, Greece
Email: info@pyxistankers.com
www.pyxistankers.com

Henry Williams
CFO & Treasurer
Phone: +1 516 455 0106/ +30 210 638 0200
Email: hwilliams@pyxistankers.com